SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: December 12, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Announcement of the establishment of new company by joint incorporation-type company split (small-scale company split) by Sony Corporation and Sony Global Solutions Inc.

December 12, 2013
Sony Corporation

Announcement of the establishment of new company by joint incorporation-type company split
(small-scale company split) by Sony Corporation and Sony Global Solutions Inc.

Sony Corporation (“Sony”) and its wholly-owned subsidiary, Sony Global Solutions Inc. (“SGS”), today announced that both companies have decided to establish a new company by a “joint incorporation-type company split.”  The new company will succeed to certain rights and obligations related to the maintenance and operation of the information systems business for Sony Group companies in Japan (excluding the electronics and mechanical CAD businesses) (the “Business”) that Sony and SGS each currently independently operate.  The contemplated company split is a step in the process of outsourcing part of the information system operations and maintenance services for Sony Group companies in Japan to Accenture Japan Ltd. (“Accenture”), as announced on September 13, 2013.

Certain information is omitted from this announcement since this is a joint small-scale company split with Sony’s wholly-owned subsidiary.

1.      Purpose of the company split
The purpose of this company split is to have a newly established company, Application Delivery Services Corporation (“ADS”), succeed to certain of Sony’s rights and obligations related to the Business.

2.	Summary of the company split
(1)　Schedule of the company split
Approval of the incorporation-type company split plan          December 12, 2013
(by the representative corporate executive officer)
Effective date of the company split                                            April 1, 2014 (scheduled)

Sony will not obtain shareholder approval of the incorporation-type company split plan pursuant to the provisions of the “small-scale company split” set forth in Article 805 of the Companies Act of Japan.

(2)	Method of the company split
       The method of the contemplated company split is a joint incorporation-type company split between Sony and SGS (as the splitting companies), and ADS (as the formed and successor company).

(3)　Details of consideration allotted upon the company split
ADS will issue 1 common share to Sony upon the completion of the contemplated company split.

(4)　Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company
       There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)　Increase or decrease of share capital upon the company split
There will be no increase or decrease of share capital of Sony upon the contemplated company split.

(6)　Rights and obligations to be succeeded to by the successor company
ADS, as the formed and successor company, will succeed to certain rights and obligations related to the Business, as set forth in the incorporation-type company split plan.

(7)　Expectation of the performance capabilities of the successor company’s obligations
Sony expects that the contemplated company split will have no material impact on the performance capabilities of ADS to fulfill its obligations which become due after the effective date of the contemplated company split.

3.	Summary of the parties (For Sony and SGS, numbers shown below are as of March 31, 2013 or for the fiscal year ended March 31, 2013. For ADS, numbers shown below are as of the date of incorporation.)

(1)　Summary of the parties

Trade name	Sony Corporation (Splitting Company)	Sony Global Solutions Inc. (Splitting Company）	Aplication Delivery Service Corporation (Formed and Succesor Company)
Business	Manufacture and sale of electronic and electrical machines and equipment	Development, maintenance and operation of information systems	Maintenance and operation of information systems
Date of incorporation	May 7, 1946	February 16, 1988	April 1, 2014 (Scheduled)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	1-12, Kitashinagawa 5-chome, Shinagawa-ku, Tokyo, Japan	1-12, Kitashinagawa 5-chome, Shinagawa-ku, Tokyo, Japan
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Fumiaki Sakai Representative Director and President	Hiroshi Sekiya Representative Director and President
Stated capital	¥ 630,923 million	¥ 100 million	¥ 100 million
Number of shares issued	1,011,950,206 shares	148,920 shares	1,000 shares
Fiscal year-end	March 31	March 31	August 31
Major shareholders and shareholding ratios
1     Moxley and Co. LLC
                            5.64%
2     Japan Trustee Services Bank, Ltd. (Trust Account)
                            5.17%
3     The Master Trust Bank of Japan, Ltd. (Trust
       Account)
                            4.69%
4     Goldman, Sachs & Co. Reg
                            2.30%
5     SSBT OD05 Omnibus Account – Treaty Clients
                            2.25%
		Sony Corporation 100%	Sony Global Solutions Inc. 99.9% Sony Corporation 0.1%
Net assets	¥ 2,681,178 million (consolidated) (Note)	¥ 9,666 million (non-consolidated)	¥ 100 million (non-consolidated)
Total assets	¥ 14,206,292 million (consolidated)	¥ 56,486 million (non-consolidated)	¥ 407 million (non-consolidated)
Net assets per share	¥ 2,174.07 (consolidated)	¥ 64,907.37 (non-consolidated)	¥ 100,000 (non-consolidated)
Net sales	¥ 6,800, 851 million (consolidated)	¥ 54,956 million (non-consolidated)	―
Operating income	¥ 230,100 million (consolidated)	¥ 1,603 million (non-consolidated)	―
Ordinary income	¥ 245,681 million (consolidated) (Note)	¥ 1,409 million (non-consolidated)	―
Net income	¥ 43,034 million (consolidated) (Note)	(¥ 442 million) (non-consolidated)	―
Net income per share	¥ 42.80 (consolidated) (Note)	(¥2,972.70 million) (non-consolidated)	―

Note:
Since Sony prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States, “total equity”, “income before income taxes”, “net income attributable to shareholders of Sony” and “net income attributable to shareholders of Sony per share” are stated in place of “net assets”, “ordinary income”, “net income” and “net income per share” respectively.

(2)	Summary of business subject to the company split
a.	Business subject to the company split
Certain of the maintenance and operation of the information systems business for Sony Group companies in Japan (excluding the electronics and mechanical CAD businesses)

b.	Operating results of the business to be transferred by the company split
(for the fiscal year ended March 31, 2013)
        Net sales:    Sony: ¥ 0
                             SGS:   ¥ 0

  c.        Assets and liabilities to be succeeded to upon the company split

Assets:　   Sony:       ¥ 151 million
SGS:         ¥ 256 million
Liabilities:   Sony:       ¥ 151 million
SGS:         ¥ 156 million

4.　Status after the company split
There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of Sony upon the completion of the contemplated company split.

5.　Outlook
After this company split, Sony will transfer the share of ADS held by Sony to SGS and then SGS will transfer certain shares of ADS held by SGS to Accenture Holdings B.V., the wholly owning parent company of Accenture, in connection with the process of outsourcing part of the information system operations and maintenance services for Sony Group companies to Accenture in order to operate ADS as a joint venture of SGS and Accenture Holdings B.V.

No material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2014 is anticipated as a result of the completion of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2014, which was announced on October 31, 2013, and its consolidated financial results for the fiscal year ended March 31, 2013
(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2014	7,700	170	180	30
Consolidated financial results for the fiscal year ended March 31, 2013	6,801	230	246	43